Exhibit 27

British American Tobacco p.l.c.
(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company has been notified on 22 December 2025 that a Person Closely Associated with a Person Discharging Managerial Responsibilities sold a total of 17,850 ordinary shares in the Company at a price of £42.27 per ordinary share, details of which are set out below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Wheaton
2	Reason for the notification
a)	Position/status	Person Closely Associated with a person discharging managerial responsibilities; Kingsley Wheaton, Chief Corporate Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares by Julia Wheaton, a Person Closely Associated to Kingsley Wheaton, Chief Corporate Officer
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£42.27	17,850

d)	Aggregated information - Aggregated volume - Price	17,850 £754,519.50
e)	Date of the transaction	2025-12-22
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Christopher Worlock
Date of notification: 22 December 2025